

March 5, 2020

<u>Via Email</u>

Viktor Sapezhnikov, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

> **Re: GCP Applied Technologies Inc.**
> **Soliciting Material filed pursuant to Exchange Act Rule 14a-12**
> **Filed on March 4, 2020**
> **File No. 001-37533**

Dear Mr. Sapezhnikov:

We have reviewed the filing above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments. All defined terms used in this letter have the same meaning as in the above filing unless otherwise indicated.

<u>Soliciting Material Filed on March 4, 2020 pursuant to Exchange Act Rule 14a-12</u>

1. We note that the materials posted to the Company's website on March 4, 2020 indicate that Darex was divested "at a 15x multiple." With a view towards disclosure, please clarify how this 15x multiple was derived.

*   *   *

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me, at (202) 551-3444.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions

cc: Adam O. Emmerich, Esq.
       Gregory E. Ostling, Esq.
       Wachtell, Lipton, Rosen & Katz